

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 18, 2009

<u>Via Mail and Fax</u>

Curt Mayer
Vice President of Finance
Station Casinos, Inc.
1505 South Pavilion Center Drive
Las Vegas, NV 89135

   RE: Station Casinos, Inc.
      Form 10-K for the Year Ended December 31, 2007

Dear Mr. Mayer:

  We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

        Sincerely,

        Lyn Shenk
        Branch Chief